Exhibit 99.1

Pinduoduo Announces Third Quarter 2021 Unaudited Financial Results

SHANGHAI, CHINA, November 26, 2021 (GLOBE NEWSWIRE) – Pinduoduo Inc. (“Pinduoduo” or the “Company”) (NASDAQ: PDD), China’s largest agriculture and interactive commerce platform, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Highlights

•	Total revenues in the quarter were RMB21,505.8 million (US$[1]3,337.6 million), an increase of 51% from RMB14,209.8 million in the same quarter of 2020.

•	Average monthly active users[2] in the quarter was 741.5 million, an increase of 15% from 643.4 million in the same quarter of 2020.

•	Active buyers[3] in the twelve-month period ended September 30, 2021 was 867.3 million, an increase of 19% from 731.3 million in the twelve-month period ended September 30, 2020.

•	Operating profit in the quarter was RMB2,139.3 million (US$332.0 million), compared with operating loss of RMB1,295.7 million in the same quarter of 2020. Non-GAAP[4] operating profit in the quarter was RMB3,260.7 million (US$506.1 million), compared with non-GAAP operating loss of RMB339.8 million in the same quarter of 2020.

•	Net income attributable to ordinary shareholders in the quarter was RMB1,640.0 million (US$254.5 million), compared with net loss of RMB784.7 million in the same quarter of 2020. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB3,150.2 million (US$488.9 million), compared with RMB466.4 million in the same quarter of 2020.

"We are placing more focus on investments in R&D, away from the previous emphasis on sales and marketing in our first five years," said Mr. Lei Chen, Chairman and CEO of Pinduoduo. "We want to leverage our strength in technology to deepen our digital inclusion efforts in agriculture, and will allocate all profits from the third quarter to the '10 Billion Agriculture Initiative'."

"Meanwhile, we are seeing the younger generation maturing quickly and will promote more young leaders to critical roles in the next six to 12 months," Mr. Chen added.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.4434 to US$1.00, the noon buying rate in effect on September 30, 2021 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 “Monthly active users” refers to the number of user accounts that visited the Pinduoduo mobile app during a given month, which does not include those that accessed the platform through social networks and access points.

3 “Active buyers” in a given period refers to the number of user accounts that placed one or more orders (i) on the Pinduoduo mobile app, and (ii) through social networks and access points in that period, regardless of whether the products and services are actually sold, delivered or returned.

4 The Company’s non-GAAP financial measures exclude share-based compensation expenses, fair value change of long-term investments, and interest expenses related to the convertible bonds’ amortization to face value and gain or loss on extinguishment. See “Reconciliation of Non- GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

"Our total revenues, excluding contribution from merchandise sales, grew by 55% on a year-over-year basis, to RMB21.4 billion in Q3 2021," said Mr. Tony Ma, Vice President of Finance. "To lay the foundation for future sustainable growth, we are committed to expanding our investments in R&D and will invest patiently in agricultural technology."

Third Quarter 2021 Unaudited Financial Results

Total revenues were RMB21,505.8 million (US$3,337.6 million), an increase of 51% from RMB14,209.8 million in the same quarter of 2020. The increase was primarily due to an increase in revenues from online marketing services.

•	Revenues from online marketing services and others were RMB17,946.5 million (US$2,785.3 million), an increase of 44% from RMB12,484.8 million in the same quarter of 2020.

•	Revenues from transaction services were RMB3,477.1 million (US$539.6 million), an increase of 161% from RMB1,332.1 million in the same quarter of 2020.

•	Revenues from merchandise sales were RMB82.1 million (US$12.7 million), a decrease of 79% from RMB392.8 million in the same quarter of 2020.

Total costs of revenues were RMB6,558.6 million (US$1,017.9 million), an increase of 101% from RMB3,260.2 million in the same quarter of 2020. The increase was mainly due to higher cost of payment processing fees, cloud services fees, and delivery and storage fees.

Total operating expenses were RMB12,807.8 million (US$1,987.7 million), compared with RMB12,245.4 million in the same quarter of 2020.

•	Sales and marketing expenses were RMB10,050.6 million (US$1,559.8 million), slightly decreased compared to RMB10,071.9 million in the same quarter of 2020.

•	General and administrative expenses were RMB334.8 million (US$52.0 million), a decrease of 9% from RMB368.6 million in the same quarter of 2020.

•	Research and development expenses were RMB2,422.4 million (US$376.0 million), an increase of 34% from RMB1,804.9 million in the same quarter of 2020. The increase was primarily due to an increase in headcount and the recruitment of more experienced R&D personnel.

Operating profit in the quarter was RMB2,139.3 million (US$332.0 million), compared with operating loss of RMB1,295.7 million in the same quarter of 2020. Non-GAAP operating profit in the quarter was RMB3,260.7 million (US$506.1 million), compared with non-GAAP operating loss of RMB339.8 million in the same quarter of 2020.

Net income attributable to ordinary shareholders in the quarter was RMB1,640.0 million (US$254.5 million), compared with net loss of RMB784.7 million in the same quarter of 2020. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB3,150.2 million (US$488.9 million), compared with RMB466.4 million in the same quarter of 2020.

Basic earnings per ADS was RMB1.31 (US$0.20) and the diluted earnings per ADS was RMB1.15 (US$0.18), compared with basic and diluted net loss per ADS of RMB0.66 in the same quarter of 2020. Non-GAAP diluted earnings per ADS was RMB2.18 (US$0.34), compared with RMB0.33 in the same quarter of 2020.

Net cash flow provided by operating activities was RMB8,736.6 million (US$1,355.9 million), compared with RMB8,321.8 million in the same quarter of 2020.

Cash, cash equivalents and short-term investments were RMB97.9 billion (US$15.2 billion) as of September 30, 2021, compared with RMB87.0 billion as of December 31, 2020.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 AM U.S. Eastern Time on Friday, Nov 26, 2021 (8:30 PM Beijing/Hong Kong Time on Friday, Nov 26, 2021).

The conference call will be webcast live at https://investor.pinduoduo.com/investor-events. The webcast will be available for replay at the same website following the conclusion of the call.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating profit or loss and non-GAAP net income or loss attributable to ordinary shareholders, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measures exclude share-based compensation expenses, fair value change of long-term investments, and interest expenses related to the convertible bonds’ amortization to face value and gain or loss on extinguishment.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, fair value change of long-term investments, and interest expenses related to the convertible bonds’ amortization to face value and gain or loss on extinguishment, which are non-cash charges. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Pinduoduo’s strategic and operational plans, contain forward-looking statements. Pinduoduo may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about Pinduoduo’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Pinduoduo’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and fourth-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Pinduoduo’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Pinduoduo’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Pinduoduo undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Pinduoduo Inc.

Pinduoduo is a mobile-only marketplace that connects millions of agricultural producers with consumers across China. Pinduoduo aims to bring more businesses and people into the digital economy so that local communities can benefit from the increased productivity and convenience through new market opportunities.

For more information on Pinduoduo news and industry trends, please visit the content hub at https://stories.pinduoduo-global.com/.

For investor and media inquiries, please contact:

Pinduoduo Inc.

investor@pinduoduo.com

internationalmedia@pinduoduo.com

PINDUODUO INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2020	September 30, 2021
	RMB	RMB	US$
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	22,421,189	11,132,801	1,727,784
Restricted cash	52,422,447	51,230,161	7,950,796
Receivables from online payment platforms	729,548	667,623	103,613
Short-term investments	64,551,094	86,785,027	13,468,825
Amounts due from related parties	4,240,069	3,896,753	604,767
Prepayments and other current assets	5,159,531	3,380,921	524,710
Total current assets	149,523,878	157,093,286	24,380,495

Non-current assets
Property, equipment and software, net	202,853	2,219,997	344,538
Intangible assets	1,276,751	860,610	133,565
Right-of-use assets	629,827	747,171	115,959
Deferred tax assets	-	14,224	2,208
Other non-current assets	7,275,305	5,593,471	868,093
Total non-current assets	9,384,736	9,435,473	1,464,363

Total Assets	158,908,614	166,528,759	25,844,858

PINDUODUO INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2020	September 30, 2021
	RMB	RMB	US$
		(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Amounts due to related parties	3,385,863	7,240,428	1,123,697
Customer advances and deferred revenues	2,423,190	1,144,073	177,557
Payable to merchants	53,833,981	53,201,246	8,256,704
Accrued expenses and other liabilities	11,193,372	11,406,089	1,770,197
Merchant deposits	10,926,319	12,966,330	2,012,343
Short-term borrowings	1,866,316	-	-
Lease liabilities	253,036	338,709	52,567
Total current liabilities	83,882,077	86,296,875	13,393,065

Non-current liabilities
Convertible bonds	14,432,792	11,684,597	1,813,421
Lease liabilities	414,939	437,828	67,950
Other non-current liabilities	2,918	1,489	231
Total non-current liabilities	14,850,649	12,123,914	1,881,602

Total Liabilities	98,732,726	98,420,789	15,274,667

Shareholders’ equity
Ordinary shares	159	161	25
Additional paid-in capital	86,698,660	93,847,981	14,564,978
Accumulated other comprehensive loss	(1,047,728)	(1,414,093)	(219,464)
Accumulated deficits	(25,475,203)	(24,326,079)	(3,775,348)
Total Shareholders’ Equity	60,175,888	68,107,970	10,570,191

Total Liabilities and Shareholders’ Equity	158,908,614	166,528,759	25,844,858

PINDUODUO INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME/ (LOSS)
(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	14,209,782	21,505,758	3,337,641	32,944,156	66,719,077	10,354,638
Costs of revenues	(3,260,155)	(6,558,648)	(1,017,886)	(7,752,517)	(25,202,584)	(3,911,380)
Gross profit	10,949,627	14,947,110	2,319,755	25,191,639	41,516,493	6,443,258

Sales and marketing expenses	(10,071,868)	(10,050,611)	(1,559,830)	(26,482,073)	(33,435,891)	(5,189,169)
General and administrative expenses	(368,611)	(334,806)	(51,961)	(1,101,727)	(1,120,812)	(173,947)
Research and development expenses	(1,804,886)	(2,422,421)	(375,954)	(4,940,392)	(6,969,995)	(1,081,726)
Total operating expenses	(12,245,365)	(12,807,838)	(1,987,745)	(32,524,192)	(41,526,698)	(6,444,842)

Operating (loss)/ profit	(1,295,738)	2,139,272	332,010	(7,332,553)	(10,205)	(1,584)

Interest and investment income, net	485,413	631,913	98,071	1,783,971	2,147,019	333,212
Interest expenses	(165,638)	(298,431)	(46,316)	(479,190)	(927,886)	(144,006)
Foreign exchange gain/ (loss)	97,861	(10,433)	(1,619)	76,191	23,645	3,670
Other income/ (loss), net	57,936	(52,606)	(8,164)	112,553	541,169	83,989

(Loss)/ profit before income tax and share of results of equity investees	(820,166)	2,409,715	373,982	(5,839,028)	1,773,742	275,281
Share of results of equity investees	35,458	85,011	13,194	35,642	230,148	35,718
Income tax expenses	-	(854,766)	(132,658)	-	(854,766)	(132,658)
Net (loss)/ income	(784,708)	1,639,960	254,518	(5,803,386)	1,149,124	178,341

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME/ (LOSS)

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net (loss)/ income	(784,708)	1,639,960	254,518	(5,803,386)	1,149,124	178,341
Net (loss)/ income attributable to ordinary shareholders	(784,708)	1,639,960	254,518	(5,803,386)	1,149,124	178,341

(Loss)/ earnings per ordinary share:
-Basic	(0.16)	0.33	0.05	(1.22)	0.23	0.04
-Diluted	(0.16)	0.29	0.04	(1.22)	0.20	0.03

(Loss)/ earnings per ADS (4 ordinary shares equals 1 ADS ):
-Basic	(0.66)	1.31	0.20	(4.90)	0.92	0.14
-Diluted	(0.66)	1.15	0.18	(4.90)	0.80	0.12

Weighted average number of outstanding ordinary shares (in thousands):
-Basic	4,786,276	5,021,164	5,021,164	4,739,382	5,006,285	5,006,285
-Diluted	4,786,276	5,703,986	5,703,986	4,739,382	5,715,932	5,715,932

PINDUODUO INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
- Online marketing services and others	12,484,836	17,946,496	2,785,252	29,031,804	50,138,401	7,781,357
- Transaction services	1,332,124	3,477,147	539,645	3,519,530	9,416,260	1,461,381
- Merchandise sales	392,822	82,115	12,744	392,822	7,164,416	1,111,900
Total	14,209,782	21,505,758	3,337,641	32,944,156	66,719,077	10,354,638

PINDUODUO INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation costs included in:
Costs of revenues	4,424	9,089	1,411	22,368	20,895	3,243
Sales and marketing expenses	335,331	384,704	59,705	816,672	1,067,727	165,709
General and administrative expenses	236,011	156,731	24,324	714,515	568,266	88,194
Research and development expenses	380,163	570,929	88,607	1,126,258	1,625,137	252,216
Total	955,929	1,121,453	174,047	2,679,813	3,282,025	509,362

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by operating activities	8,321,792	8,736,568	1,355,894	13,250,058	12,383,236	1,921,848
Net cash used in investing activities	(455,054)	(13,764,757)	(2,136,257)	(11,735,064)	(22,869,860)	(3,549,347)
Net cash provided by/ (used in) financing activities	-	146	23	9,624,213	(1,875,347)	(291,049)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(15,868)	22,160	3,439	43,696	(118,703)	(18,422)

Increase/ (decrease) in cash, cash equivalents and restricted cash	7,850,870	(5,005,883)	(776,901)	11,182,903	(12,480,674)	(1,936,970)
Cash, cash equivalents and restricted cash at beginning of period	36,677,890	67,368,845	10,455,481	33,345,857	74,843,636	11,615,550
Cash, cash equivalents and restricted cash at end of period	44,528,760	62,362,962	9,678,580	44,528,760	62,362,962	9,678,580

PINDUODUO INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in thousands of RMB and US$, except for per share data))

	For the three months ended September 30,			For the nine months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (loss)/ profit	(1,295,738)	2,139,272	332,010	(7,332,553)	(10,205)	(1,584)
Add: Share-based compensation	955,929	1,121,453	174,047	2,679,813	3,282,025	509,362
Non-GAAP operating (loss)/ profit	(339,809)	3,260,725	506,057	(4,652,740)	3,271,820	507,778

Net (loss)/ income attributable to ordinary shareholders	(784,708)	1,639,960	254,518	(5,803,386)	1,149,124	178,341
Add: Share-based compensation	955,929	1,121,453	174,047	2,679,813	3,282,025	509,362
Add: Interest expense related to convertible bonds’ amortization to face value and gain or loss on extinguishment, net	147,081	298,443	46,318	433,838	915,917	142,148
Less: Loss/ (gain) from fair value changes of long-term investments	148,093	90,300	14,014	(90,755)	38,064	5,907
Non-GAAP net income/ (loss) attributable to ordinary shareholders	466,395	3,150,156	488,897	(2,780,490)	5,385,130	835,758

Non-GAAP diluted weighted-average number of ordinary shares outstanding (in thousands)	5,576,093	5,767,207	5,767,207	4,739,382	5,789,157	5,789,157

Diluted (loss)/ earnings per ordinary share	(0.16)	0.29	0.04	(1.22)	0.20	0.03
Add: Non-GAAP adjustments to (loss)/ earnings per ordinary share	0.24	0.26	0.04	0.63	0.73	0.11
Non-GAAP diluted earnings/ (loss) per ordinary share	0.08	0.55	0.08	(0.59)	0.93	0.14
Non-GAAP diluted earnings/ (loss) per ADS	0.33	2.18	0.34	(2.35)	3.72	0.58